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                                                               Exhibit 12b-25(c)

                        [Ernst & Young LLP letterhead]

April 2, 2001

Adaptive Broadband Corporation
1143 Borregas Avenue
Sunnyvale, California 94089

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Adaptive Broadband Corporation's inability to timely file its annual report on Form 10-K for the transition period ended December 31, 2000, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your 2000 annual report to the Commission.

On March 15, 2001, Adaptive Broadband Corporation (the "Registrant") announced that it expected to restate its revenue and cost of revenue for the quarter ended June 30, 2000 because of a sales transaction recorded during the quarter that the Registrant now believes should not have been recognized. At the same time, the Registrant announced that its management team is working with its Board of Directors, outside counsel and with us to determine whether any other similar transactions exist in the same or other accounting periods, and if so, what actions, if any, may need to be taken with respect to them. The pendency of this review has made it impractical for the Registrant to perform all of the tasks necessary to produce financial statements for the transition period ended December 31, 2000 which could then be audited by us.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very Truly Yours,


/s/ Ernst & Young LLP